EXHIBIT 20.2



                               EARTHNETMEDIA, INC.




May 6, 2002




To All Holders of EarthNetMedia, Inc. B Warrants and C Warrants:

Reference is made to the B Warrants and C Warrants issued by EarthNetMedia, Inc. (the "Company") as part of an offering of Units made by the Company in December 2001. By their original terms, each B Warrant gives it holder the right to purchase shares of the $0.001 par value common stock of the Company (the "Common Stock") at a price of $1.75 per share. The B Warrants will expire if not exercised prior to 3:30 PM Pacific Time on June 20, 2002. By their original terms, each C Warrant gives it holder the right to purchase shares of the Common Stock at a price of $2.00 per share. The C Warrants will expire if not exercised prior to 3:30 PM Pacific Time on September 20, 2002.

The Board of Directors of the Company have agreed to reduce the exercise price of the currently outstanding B Warrants and the currently outstanding C Warrants to $1.25 per share for all shares of Common Stock purchased through exercise of these warrants prior to 3:30 PM Pacific Time on June 20, 2002. The Board of Directors have also agreed to reduce the exercise price of the C Warrants outstanding on June 21, 2002 to $1.50 per share for all shares of Common Stock purchased through exercise of these C Warrants after June 20, 2002 but prior to 3:30 PM Pacific Time on August 2, 2002. After that date, the exercise price of the remaining C Warrants will revert to the original price of $2.00 per share. All other terms and conditions of the B Warrants and the C Warrants remain unchanged.


                                                   THE BOARD OF DIRECTORS
                                                   EARTHNETMEDIA, INC.